

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

<u>VIA U.S. MAIL AND FACSIMILE</u>

Gary M. Rodkin
President and Chief Executive Officer
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102-5001

      Re: **ConAgra Foods, Inc.**
                Form 10-K for Fiscal Year Ended May 30, 2010
                Filed July 22, 2010
                File No. 1-07275

Dear Mr. Rodkin:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              H. Roger Schwall
              Assistant Director